SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                NORTH BAY BANCORP
                            ------------------------
             (Exact name of registrant as specified in its charter)

California                                                            68-0434802
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(State of incorporation or organization)       (IRS Employer Identification No.)

1500 Soscol Avenue, Napa, California                                  94559-1314
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(Address of principal executive offices)                              (zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------

                  None                                 None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                  ---------------------------------------------
                                (Title of Class)

Item 1. Description of Securities to be Registered

            On October 28, 2002, the Board of Directors of North Bay Bancorp (the "Company") declared a dividend of one share purchase right (a "Right") for each outstanding share of common stock, no par value of the Company (the "Common Shares"). The dividend is payable on December 6, 2002 to shareholders of record as of November 15, 2002 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Preferred Stock (the "Preferred Stock") of the Company, at a price of $90.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent").

            Until the earliest to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership or record ownership of 10% or more of the outstanding Common Shares;
(b) 10 days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership or record ownership by a person or group of 10% or more of such outstanding Common Shares; or (c) the date a person or group of affiliated or associated persons is or becomes the beneficial or record owner of 10% or more of the outstanding Common Shares and (i) the actions such person proposes to take are likely to have a material adverse impact on the business or prospects of the Company; (ii) such person intends to cause the Company to repurchase the Common Shares owned by such person; (iii) such person exercises or attempts to exercise a controlling influence over the Company; or (iv) such person transfers all or a portion of such Common Shares in a manner that results in a person owning 9.9% or more of the Common Shares (an "Adverse Person") (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached the certificate.

            As of the date of adoption of the Rights Agreement, no Acquiring Person or Adverse Person exists for purposes of the Rights Agreement.

            The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


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

            The Rights are not exercisable until the Distribution Date. The Rights will expire on October 28, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any Person becomes an Acquiring Person or an Adverse Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or Adverse Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Units of Preferred Stock having a market value of two times the exercise price of the Right.

            At any time after the date an Acquiring Person obtains 10% or more of the Company's Common Shares and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Shares, the Company's Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for Common Shares at an exchange ratio of one Common Share per Right (subject to adjustment for stock splits, stock dividends and or similar transactions which occur after the date of the Rights Agreement).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Units of Preferred Stock (other than fractions that are integral multiples of one one-hundredths) will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

            At any time prior to the date a Person becomes an Acquiring Person or an Adverse Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date and, provided there is no Acquiring Person or Adverse Person, to extend the period during which the Rights may be redeemed, except that from and after such time as any person becomes an Acquiring Person or an Adverse Person no amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder of the Right, as such will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2. Exhibits

Exhibit No.       Description
-----------       -----------

      4.1 Rights Agreement, dated as of October 28, 2002, between the Company and Registrar and Transfer Company, as Rights Agent.

      4.2 Certificate of Determination for the Series A Preferred Stock (attached as Exhibit A to Rights Agreement).

      4.3         Right Certificate (attached as Exhibit B to Rights Agreement).
                  Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the Distribution Date as defined therein.

      4.4 Summary of Rights to Purchase Preferred Shares (attached as Exhibit C to Rights Agreement).

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                    NORTH BAY BANCORP


Date: October 28, 2002                          By: /s/ Terry L. Robinson
                                                    ---------------------
                                                    Terry L. Robinson
                                                    President, and Chief
                                                    Executive  Officer

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

     4.1 Rights Agreement, dated as of October 28, 2002, between the Company and Registrar and Transfer Company, as Rights Agent.

     4.2          Certificate   of   Determination   for  the  Series  A  Junior
                  Participating Preferred Stock (attached as Exhibit A to Rights Agreement).

     4.3          Right Certificate (attached as Exhibit B to Rights Agreement).
                  Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until the Distribution Date as defined therein.

     4.4 Summary of Rights to Purchase Preferred Shares (attached as Exhibit C to Rights Agreement).


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